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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                 SCHEDULE 13G/A
                                 Amendment No. 1


                    Under the Securities Exchange Act of 1934







                           ARIAD PHARMACEUTICALS, INC.
                           ----------------------------
                                (Name of Issuer)



                          COMMON STOCK, $.001 PAR VALUE
---------------------------------------------------------------------------
                         (Title of Class of Securities)










                                  04033A 10 0
                               -----------------
                                 (CUSIP Number)








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                                   Page 1 of 9

                       Exhibit Index is located at page 9

CUSIP No.  04033A 10 0
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1)       Name of Reporting Person and its          Hoechst Marion Roussel, Inc.
         I.R.S. Identification Number                          44-0565557
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2)       Check the Appropriate Box if                                  (a)[   ]
         a Member of a Group                                           (b)[ x ]
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3)       SEC Use Only
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4)       Citizenship or Place of Organization                          Delaware
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                           5)       Sole Voting Power                 3,004,436
Number of         ____________________________________________________________
Shares
Beneficially      6)       Shared Voting Power                                0
Owned by          ____________________________________________________________
Each
Reporting                  7)       Sole Dispositive Power            3,004,436
Person With       ____________________________________________________________

                           8)       Shared Dispositive Power                  0
---------------------------------------------------------------------------

 9)      Aggregate Amount Beneficially Owned                          3,004,436
         by Each Reporting Person
---------------------------------------------------------------------------

10)      Check Box If the Aggregate Amount                                 [  ]
         in Row (9) Excludes Certain Shares
---------------------------------------------------------------------------

11)      Percent of Class Represented                                   12.10%
         by Amount in Row (9)
---------------------------------------------------------------------------

12)      Type of Reporting Person                                           CO
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
CUSIP No.  04033A 10 0             13G
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1)       Name of Reporting Person and its             HMR Pharma, Inc.
         I.R.S. Identification Number                          43-1769328
---------------------------------------------------------------------------

2)       Check the Appropriate Box if                                  (a)[   ]
         a Member of a Group                                           (b)[ x ]
---------------------------------------------------------------------------

3)       SEC Use Only
---------------------------------------------------------------------------

4)       Citizenship or Place of Organization                          Delaware
---------------------------------------------------------------------------

                           5)       Sole Voting Power                 3,004,436
Number of                  ____________________________________________________
Shares
Beneficially      6)       Shared Voting Power                                0
Owned by          ____________________________________________________________
Each
Reporting                  7)       Sole Dispositive Power            3,004,436
Person With       ____________________________________________________________

                           8)       Shared Dispositive Power                  0
---------------------------------------------------------------------------

 9)      Aggregate Amount Beneficially Owned                          3,004,436
         by Each Reporting Person
---------------------------------------------------------------------------

10)      Check Box If the Aggregate Amount                                 [  ]
         in Row (9) Excludes Certain Shares
---------------------------------------------------------------------------

11)      Percent of Class Represented                                    12.10%
         by Amount in Row (9)
---------------------------------------------------------------------------

12)      Type of Reporting Person                                            CO
---------------------------------------------------------------------------

CUSIP No.  04033A 10 0             13G
         This Amendment No. 1 to the Statement on Schedule 13G of Hoechst Marion Roussel, Inc., a Delaware corporation, and HMR Pharma, Inc., a Delaware corporation, is filed to report the acquisition of an additional 478,120 shares of Series B Convertible Preferred Stock of Ariad Pharmaceuticals, Inc. (the "Issuer"). The Statement on Schedule 13G is hereby amended to read as follows:

ITEM 1(a).   NAME OF ISSUER:
----------   ---------------

             Ariad Pharmaceuticals Inc.

ITEM 1(b).   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
----------   ------------------------------------------------

             26 Landsdowne Street
             Cambridge, MA 02139

ITEM 2(a).   NAME OF PERSON FILING:
----------   ----------------------

             Hoechst Marion Roussel, Inc.

             HMR Pharma, Inc.

            Hoechst Marion Roussel, Inc., the record owner of the securities to which this Schedule relates, is owned 98.2% by HMR Pharma, Inc., and 1.8% by Hoechst Marion Roussel, S.A., a French corporation, both of which are wholly-owned subsidiaries of Hoechst Marion Roussel Aktiengesellschaft, a German corporation ("HMR AG"), which itself is a wholly-owned subsidiary of Hoechst Aktiengesellschaft, a publicly-held German corporation ("Hoechst AG"). Hoechst AG and HMR AG disclaim beneficial ownership of securities held by HMRI.

ITEM 2(b).   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
----------   ------------------------------------------------------------

             Hoechst Marion Roussel, Inc.
             10236 Marion Park Drive
             Kansas City, Missouri 64137-1405

             HMR Pharma, Inc.
             10236 Marion Park Drive
             Kansas City, Missouri 64137-1405

ITEM 2(c).   CITIZENSHIP:
----------   ------------

             Delaware As To Both Hoechst Marion Roussel, Inc. And
             HMR Pharma, Inc.

ITEM 2(d).   TITLE OF CLASS OF SECURITIES:
----------   -----------------------------

             Common Stock, $.001 Par Value

CUSIP No.   04033A 10 0             13G

ITEM 2(e):  CUSIP NUMBER:
----------  -------------

            04033A 10 0

ITEM 3:     IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(b) OR
            13D-2(b) or (c):
-------     -------------------------------------------------------
            Not Applicable

ITEM 4.    OWNERSHIP
-------    ---------

    (a):    AMOUNT BENEFICIALLY OWNED:

            As Of 01/01/99 3,004,436 Shares Of Series B Convertible Preferred Stock. The Shares Are Convertible Into Common Stock On A Share-For-Share Basis.

    (b):    PERCENT OF CLASS:

            12.10%

    (c):    NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

     (i)    Sole power to vote or to direct the vote:              3,004,436

     (ii)   Shared power to vote or to direct the vote:                   0

     (iii)  Sole power to dispose or to direct the                 3,004,436
            disposition of:

     (iv)   Shared power to dispose or to direct the                      0
            disposition of:

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
-------  ---------------------------------------------
           Not Applicable

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
-------    ----------------------------------------------------------------
           Not Applicable

CUSIP No.  04033A 10 0             13G

ITEM 7.    IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
-------    ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
           COMPANY
           ---------------------------------------------------------------
           Not Applicable

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
-------    ---------------------------------------------------------
           Not Applicable

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP.
-------    -------------------------------
           Not Applicable

ITEM 10.   CERTIFICATION.
--------   --------------
           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.  04033A 10 0             13G


                                 SIGNATURE
                                 ----------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    May 6, 1999
                                  ---------------------------------
                                    (Date)

                                   HMR PHARMA, INC.

                                   /s/ Rebecca R. Tilden
                                  ---------------------------------
                                    (Signature)
                                   Rebecca R. Tilden
                                   Vice President and Secretary
                                  ---------------------------------
                                    (Name/Title)

CUSIP No.  04033A 10 0             13G

                                 SIGNATURE
                                 ----------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    May 6, 1999
                                  ---------------------------------
                                    (Date)

                                   HOECHST MARION ROUSSEL, INC.

                                   /s/ Rebecca R. Tilden
                                  ---------------------------------
                                    (Signature)
                                   Rebecca R. Tilden
                                   Vice President and Secretary
                                  ---------------------------------
                                    (Name/Title)

CUSIP No.  04033A 10 0             13G

                               EXHIBIT INDEX


Exhibit No.         Description                               Page No.
-----------         ------------                              ---------

    99.A            Agreement to File Jointly dated March
                    17, 1998, by and between Hoechst Marion
                    Roussel, Inc. and HMR Pharma, Inc.
                    (Incorporated by reference to the
                    Statement on Schedule 13G filed by
                    Hoechst Marion Roussel, Inc. and HMR
                    Pharma, Inc. on March 31, 1998).